Exhibit 99.2

POTOMAC ELECTRIC POWER COMPANY

		For the Year Ended December 31,
	Six Months Ended June 30, 2014	2013	2012	2011	2010	2009
	(millions of dollars)

Earnings
Net income for common stock	$78	$150	$126	$99	$108	$106
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	—	—	—	—	—	—
Minority interest loss	—	—	—	—	—	—
Income tax expense	44	79	48	36	37	76

Pre-tax income for common stock	122	229	174	135	145	182
Add: Fixed charges*	63	121	113	111	111	114
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Earnings	$185	$350	$287	$246	$256	$296

*Fixed Charges
Interest on long-term debt	$57	$109	$101	$97	$97	$99
Interest capitalized	—	—	—	—	—	—
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	2	5	5	4	4	4
Interest component of rentals	4	7	7	10	10	11
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$63	$121	$113	$111	$111	$114

Ratio of earnings to fixed charges (a)	2.94	2.89	2.54	2.22	2.31	2.60

(a)	Pepco has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.